EXHIBIT 99.1

RADVISION GATEWAY CONNECTS MICROSOFT LYNC WITH STANDARDS-BASED VIDEO CONFERENCING & TELEPRESENCE SOLUTIONS

New SCOPIA Unified Communications Gateway for Microsoft Lync Extends the Reach of Lync Providing Interoperability with Video Conferencing & Telepresence Systems

Press Release
Source: RADVISION
On Wednesday November 17, 2010, 11:00 am EST

TEL AVIV--(BUSINESS WIRE)-- RADVISION® Ltd. (Nasdaq:RVSN - News), a leading technology and end-to-end solution provider for unified visual communications including video network infrastructure, developer tools and high definition (HD) room, desktop and mobile video conferencing systems, today announced the SCOPIA Unified Communications (UC) Gateway for Microsoft Lync 2010 delivering interoperability for Lync with standards-based video conferencing solutions.

The SCOPIA UC Gateway is a result of RADVISION working with Microsoft Corp. to develop video conferencing solutions with Microsoft Lync. It is based on a newly developed architectural platform designed to meet the scalability and affordability requirements of the UC market. The SCOPIA UC Gateway will allow customers to realize the benefits of Lync in conjunction with their existing deployments of room-based video conferencing systems and visual communication solutions such as telepresence and video on mobile devices.

SCOPIA UC Gateway for Microsoft Lync Highlights:

•	Presence from Video Conferencing Systems – Any standards-based video conferencing system can be displayed in the Lync contact list and Lync users can view the status of those systems.

•	Connectivity to Standards-based Systems – Lync users can conference with any video conferencing system extending the reach of Lync to the video enabled conference rooms installed base.

•
HD Audio and Video Experience – Audio and video between Lync and traditional video conferencing systems is preserved with the high definition experience between Lync with room-based video conferencing systems.

•	Consistent Lync Experience – The Lync user experience is unaltered when standards-based systems are connected to a conference, preserving the familiar Lync user environment.

•
Connectivity to Standards-based Video Infrastructure – Lync users also have the option to connect to any standards-based multi-party conferencing unit (MCU) such as the SCOPIA Elite MCU, using additional video processing features provided by these systems.

“Users are asking for a simple and consistent interface that unites voice, IM, data and video into a connected experience,” said Andrew W. Davis, Sr. Analyst & Partner at Wainhouse Research. “UC solutions like Lync are delivering this capability and solutions like RADVISION’s UC Gateway further expand the choices users have in how and where they collaborate.”

“People want to use their video conferencing systems within the Lync environment without compromising their Lync experience,” said Kirk Gregersen, senior director of product management, Microsoft Lync. “RADVISION’s SCOPIA UC Gateway provides this ability and provides interoperability with the installed base of video conferencing systems, enabling them to be an extended part of Lync.”

“RADVISION is building on our rich heritage of market leadership in gateway technology. We were the first to introduce an IP gateway to the market in 1994 and since that time we have expanded our solutions to connect almost any video device on any network,” said Boaz Raviv, Chief Executive Officer of RADVISION. “Today’s announcement both builds on our past experience of interconnecting video devices and ushers in a new gateway architecture designed specifically to support the needs of the Lync environment.”

The SCOPIA UC Gateway for Microsoft Lync is expected to be generally available in Q1-2011.

All product and company names herein may be trademarks of their registered owners.

About RADVISION

RADVISION (Nasdaq:RVSN - News) is the industry’s leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video communications solutions and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless – for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, our ability to integrate the Aethra video assets into our product offerings, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION’s filings with the Securities Exchange Commission, including RADVISION’s Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:

RADVISION
Corporate Contact:
Adi Sfadia, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com

or
Corporate Contact:
Robert Romano, +1 512-328-4617
VP Enterprise Marketing
pr@radvision.com

or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net